Exhibit 4

Dismissal Agreement

This Dismissal Agreement is entered into between Wang Changli, individually and as representative of the GTH Shareholders (as defined below), and Advance Pacific Holdings Limited, a British Virgin Islands company (“APH”), with respect to the following facts:

A. Wang Changli, represents the following seven companies, which had been shareholders of record of Gifted Time Holdings, Limited, a British Virgin Islands company (“GTH”):

1. Acclaimed Insight Investments Limited, a British Virgin Islands company, (holding 11,033 common shares of GTH), the sole director and shareholder of which is Xu Shengheng;

2. Pioneer Sum Investments Limited, a British Virgin Islands Company, (holding 2,758 common shares of GTH), the sole director and shareholder of which is Mei Qinglin;

3. Plus View Investments Limited, a British Virgin Islands Company, (holding 4,542 common shares of GTH), the sole director and shareholder of which is Wang Changli;

4. Ace Lead Profits Limited, a British Virgin Islands Company, (holding 6,541 common shares of GTH), the sole director and shareholder of which is Wang Changli;

5. Sure Grow Profits Limited, a British Virgin Islands Company, (holding 7,966 common shares of GTH), the sole director and shareholder of which is Wang Changli;

6. Faith Best Profits Limited, a British Virgin Islands Company, (holding 7,966 common shares of GTH), the sole director and shareholder of which is Qiao Li;

7. Allied Earn Investments Limited, a British Virgin Islands Company, (holding 9,194 common shares of GTH), the sole director and shareholder of which is Song Xuesong;

B. APH, the sole director and shareholder of which is Ka Wa Cheng, purchased the shares of GTH from the GTH Shareholders for $230 million (consisting of two promissory notes, of which a note for $200 million (the “Note”) remains outstanding).

C. APH sold the shares of GTH to HLS Systems International, Ltd. (a successor to Chardan North China Acquisition Corporation) and received 22.2 million shares of HLS and a right to additional shares (the “Earn-Out Shares”) if specified after-tax operating profit goals were met.

D. Although GTH’s ultimate goal was acquiring ownership of 100% of the stock of Hangzhou HollySys Automation Co., Ltd. (“HZHLS”) and 74.11% of the stock of Beijing HollySys Co., Ltd. (“BJHLS”) (and the GTH Shareholders had intended to handle this issue by the form of trust), GTH cannot acquire the 74.11% direct ownership of BJHLS in the originally intended fashion.

E. The GTH Shareholders have entered into an alternative series of transactions, and the GTH Shareholders and APH now desire to dismiss and terminate the agreement by which APH acquired the GTH shares.

On the basis of these facts, the parties agree that:

1. The agreement by which APH acquired the GTH shares, together with all clarifications and amendments is dismissed and terminated.

2. The termination and dismissal has the following effects:

a.	APH will no longer be obligated to pay the Note, and will not assume the obligations brought about during the whole process.

b.
The rights and obligations of the GTH Shareholders will revert back to the conditions before the agreement with APH was signed. However, this does not mean that the shareholder’s right held by APH after the replacement agreement of December 2006 will be gone. The shareholder’s right after the replacement agreement will be assumed by GTH, especially the right and obligations on the purchase agreement of December 20th 2006 which is signed with Chardan.

c.	GTH is the indirect owner of 74.11% of the stock of BJHLS and all the stock of HZHLS.

d.
The GTH Shareholders will accept the remaining consideration paid by HLS to APH, which is 22.2 million shares of HLS and the right to the Earn-Out Shares (which shall be allocated in the proportion of amounts set forth on page 1).

This agreement will be effective immediately after signed. Both parties have the duties to implement the whole agreement kindly and willingly, and have the obligations to restate, prosecute, implement, and clarity the contemplated obligations and transactions that result from the process of implementing this agreement.

The two parties signed this agreement in Hong Kong.

By: /s/ Ka Wa Cheng	By: /s/ Wang Changli
Name: Ka Wa Cheng	Name: Wang Changli
Its: Chief Executive Officer	Its: Representative of Shareholders